FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2003

CLP Holdings Limited

(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-__________

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

Preliminary Announcement of Interim Results as from 1 January 2003 to 30 June 2003 issued on 4 August 2003 and published in Hong Kong newspapers on 5 August 2003.

Remarks:

The financial information relating to the financial period as from 1 January 2003 to 30 June 2003 set out in the Preliminary Announcement does not constitute the Group’s statutory financial statements for the financial period as from 1 January 2003 to 30 June 2003, but is derived from those financial statements. Further information regarding the operations and results as from 1 January 2003 to 30 June 2003 of CLP Holdings Limited will be included in the Interim Report 2003 on Form 6-K to be filed with the U.S. Securities and Exchange Commission.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP HOLDINGS LIMITED

By: /s/ April Chan

Name: April Chan Title: Deputy Company Secretary

Date: 5 August 2003

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CLP Holdings Limited

(Incorporated in Hong Kong with limited liability
under the Hong Kong Companies Ordinance)
Preliminary Announcement of
Interim Results as from 1 January 2003 to 30 June 2003

CHAIRMAN’S STATEMENT

Financial Results for the Six-month Period

During the first half of 2003, CLP completed the acquisition of Powergen’s remaining interests in Yallourn Energy Pty Limited, Australia (Yallourn Energy) and Gujarat Paguthan Energy Corporation Private Limited, India (GPEC), which had previously been held through a 80:20 joint venture between CLP and Powergen. CLP now holds 92% and 100% of Yallourn Energy and GPEC respectively. As a result, these two major businesses are, for the first time, consolidated in CLP Holdings’ Report and Accounts.

The operating earnings of CLP Holdings for the six months ended 30 June 2003 increased by 11.1% to HK$3,663 million as compared with earnings for the corresponding period in 2002. Satisfactory growth was achieved from both the Scheme of Control and the non-Scheme of Control businesses. Total earnings, which include Hok Un redevelopment profit for this interim period, were HK$3,714 million (HK$1.54 per share), an increase of 8.2%, compared to HK$3,431 million (HK$1.42 per share) in 2002.

Earnings from the Scheme of Control electricity business in Hong Kong increased by 7.6% to HK$3,045 million. CLP Power’s capital expenditure on the transmission and distribution networks and other facilities totalled HK$2,295 million (2002: HK$1,857 million), whilst capital expenditure by associated Hong Kong generating companies was HK$606 million (2002: HK$288 million).

Operating earnings from non-Scheme of Control activities grew from HK$568 million to HK$710 million, an increase of 25% compared to the same period in 2002. This was mainly due to strong earnings contribution from power projects in the Chinese mainland and incorporation of a full six months profits from Ho-Ping Power Station in Taiwan which was commissioned in 2002.

Directors today declared the second interim dividend of HK$0.41 per share (2002: HK$0.38 per share) which will be payable on 15 September 2003 to shareholders registered as at 1 September 2003. The Register of Shareholders will be closed on 2 September 2003.

Business Performance

Our major businesses in Hong Kong, the Chinese mainland and the Asia-Pacific region (outside the Mainland) performed satisfactorily during the first six months of 2003. The Scheme of Control electricity business in Hong Kong remained the main source of revenue, contributing 81% of our operating earnings (2002: 83%), while the non-Scheme of Control businesses generated 19% (2002: 17%).

Sales of electricity in Hong Kong in the first half of 2003 decreased slightly by 0.1% compared with the same period last year. Despite the 3.9% growth in the first quarter, our electricity sales were adversely affected by the cooler weather and the outbreak of severe acute respiratory syndrome (SARS) during the second quarter. However, local sales are now improving. On 15 July 2003, our local and system demand reached historical peaks of 5,874MW and 7,646MW respectively.

Earnings from our electricity business in the Chinese mainland recorded strong growth. This is mainly attributable to the earnings from our joint venture power projects in Shandong, Beijing, Tianjin and Hebei.

Profit from our electricity business in the Asia-Pacific region was slightly lower than the same period last year, due to additional provision being made for higher tax requirement and on certain receivables, and development costs incurred for various projects.

Whilst more volatile than the Hong Kong Scheme of Control business, our activities in the Chinese mainland and the Asia-Pacific region are reaching the position to contribute meaningful income to the Group. This indicates that useful progress has been made in diversifying our business beyond the Hong Kong electricity business. We will continue to explore opportunities for greenfield developments and for acquisitions that increase shareholder value and take forward our development strategy in target markets.

The operational/financial performances and outlook for our businesses are reviewed in the “Management’s Discussion and Analysis” section of the Interim Report.

Challenges after the SARS Outbreak

The SARS outbreak has been a major challenge for Hong Kong and, indeed, in other places where CLP carries on business, notably the Chinese mainland and Taiwan. The situation has improved, recovery is taking place, and we do not believe that the longer-term effects on our business will be material.

In Hong Kong, where the majority of our business is based, the dramatic decline in the activities of some industries, especially the tourism and restaurant sectors, has had a negative effect on the economy of Hong Kong. As a result, we have joined forces with the business community to help stimulate the economic recovery of Hong Kong. This was done, most notably, through a special, one-off rebate package, amounting to HK$460 million in total, to all our customers in Hong Kong that we announced in May 2003. We have also supported and participated in a number of activities which aimed to draw the Hong Kong community together in the fight against SARS.

I would like to take this opportunity to thank all our employees for their continued dedication and application, during the SARS outbreak, in maintaining electricity supply to all our customers, both in Hong Kong and elsewhere in the region, and in ensuring that the Group’s affairs continued to be conducted effectively and without disruption.

The Hon. Michael D. Kadoorie
Hong Kong, 4 August 2003

HIGHLIGHTS OF MANAGEMENT’S DISCUSSION AND ANALYSIS

Electricity Business in Hong Kong

Total sales, including sales to the Chinese mainland, decreased by 0.5% in comparison with the same period last year.

Despite a very challenging economic environment in the first half of 2003, electricity sales to customers in Hong Kong decreased by only 0.1% compared to the same period in 2002. The decline was mainly due to a reduction of sales by 1% to the Commercial sector as a result of the cooler weather and the outbreak of SARS in the second quarter. The most affected segments within this sector were tourism related services, retail, restaurants and transportation. Sales to the Manufacturing sector also recorded a 7.6% decrease, due to Hong Kong’s continuing transformation from a manufacturing to a services-based economy. Electricity sales to the Residential sector increased 2.4%, in line with the increase in the number of customers. Sales to the Infrastructure & Public Services sector (formerly described as Government & Others sector) recorded sales growth of 2.3%, which was supported by continuing investment in Hong Kong’s infrastructure.

Our local and system demand reached historical peaks of 5,874MW and 7,646MW respectively in July.

The Infrastructure & Public Services sector has registered the largest growth among all our customer sectors during recent years. It is expected that demand from this sector will remain steady in the near future. For the Residential and Commercial sectors, future increase in demand will remain moderate. In particular, the Commercial sector still needs time to recover fully from the effect of SARS. Government and business initiatives to promote tourism should have a positive effect on the Commercial sector in the second half of the year. It is expected that demand for electricity in the Manufacturing sector will continue to weaken.

Sales to the Chinese mainland totalled 1,153GWh. Shekou’s demand grew by 14% in the first six months of the year. However, Guangdong Guang-Dian Power Grid Group Company Limited reduced its electricity purchase from CLP during the period.

The current Scheme of Control Agreement, which regulates our Hong Kong electricity business, will expire in 2008. CLP is devoting considerable management resources to a thorough understanding of the implications of different regulatory systems for our Hong Kong electricity business. Working closely with all stakeholders, CLP aims to develop an outcome which will balance adequately the legitimate interests of the Company, shareholders, employees and the community we serve. CLP and the Government have commenced discussions on the 2003 Scheme of Control Interim Review. We do not expect any major changes to the Scheme of Control Agreement arising from this regular five-yearly review process.

Electricity Business in the Chinese Mainland and Asia-Pacific Region

The Group continues to grow its business through diversification and through investment in the electricity sector in selected markets outside Hong Kong. Significant strides towards this goal have been made in recent years through our subsidiaries, CLP Power International and CLP Power China. In order to improve organisational effectiveness, optimise resource allocation, and enhance synergies, the operations of these two subsidiaries have been integrated into a single business unit, CLP Power Asia, with effect from 1 July 2003.

Chinese Mainland

CLP has a long history of successful investment in the Chinese mainland, dating back to the 1980’s. Currently the largest foreign power investor in the Mainland, investment in the Chinese mainland continues to be an integral part of our future business strategy.

The four power stations, operated by CLP Guohua Power Company Limited, namely, Beijing Yire (2 x 200MW), Panshan (2 x 500MW), Sanhe (2 x 350MW) and Shenmu II (2 x 100MW), have been operating satisfactorily and achieved higher than budget electricity sales in the first six months. Approved tariffs for all the four power stations have been implemented.

The 3,000MW joint venture in Shandong Province continues to make good progress. Unit 1 of Heze II (2 x 300MW) entered into commercial operation in February 2003, and Unit 2 completed performance and environmental tests. Unit 1 of Liaocheng (2 x 600MW) is targeted to commence performance tests in the third quarter, while initial firing of Unit 2 was achieved in April 2003. Shiheng I and II (4 x 300MW) have been operating satisfactorily.

Construction of the 2 x 300MW coal-fired Anshun II Power Station of Guizhou CLP Power Company Limited in Guizhou Province is ahead of schedule and within budget. Unit 1 entered into trial operation in March 2003. Full commercial operation is anticipated in 2004.

The Guangdong Daya Bay Nuclear Power Station operated smoothly with a high level of safety and reliability in the first six months.

Progress continues in the Huaiji joint venture, a hydroelectric project in Guangdong Province. The Chiangdiao Power Station was successfully commissioned, bringing the aggregated generating capacity of the joint venture to 82MW. The collection of electricity charges from the offtaker remains slow and requires intense monitoring.

Following the approval of power sector reform and the restructuring of the State Power Corporation, the future direction of the power industry in the Chinese mainland is becoming clearer. The promotion of the mainland power sector, including the continued introduction of modern management methods, together with increasing electricity demand resulting from China’s strong economic growth, presents opportunities for further development of our electricity business in the Mainland. Building on our long-standing presence and experience in the Mainland electricity industry, we are well positioned to take advantage of such opportunities.

Asia-Pacific Region

CLP has a significant presence in Australia, India, Taiwan and Thailand.

GPEC’s 655 MW combined cycle power station has continued to operate well on the new supply of natural gas. It has achieved a high level of availability and has followed dispatch instructions from the Gujarat Electricity Board (GEB). In our Annual Report 2002, we noted GEB’s difficulties in making timely payments to GPEC. We have since entered discussions with GEB on the power purchase agreement to secure a more stable and sustainable billing environment. These discussions are making progress and we hope that the position will improve this year.

Longer term business prospects in India depend on the Government’s ability to address the financial position of the State Electricity Boards and structural issues in the electricity supply industry. The Electricity Act that came into effect in June is a significant step in that direction.

In Australia, recently commissioned new generation capacity in Queensland has depressed pool prices in the National Electricity Market. However, Yallourn Energy’s revenue is substantially protected from short-term pool price fluctuations by its forward contract position, and business performance to date has been in line with expectations.

Performance of the 2 x 660 MW coal-fired units at Ho-Ping in Taiwan, which entered commercial operation last year, has been satisfactory and met the guaranteed generation required under the power purchase agreement with the offtaker, Taipower.

As noted in our Annual Report 2002, CLP has been reviewing the strategic rationale of its shareholding in YTL Power in the absence of any movement towards privatisation of the Malaysian power industry. Agreement has now been reached on the disposal of our 5% shareholding in YTL Power to its parent, YTL Corporation.

BLCP Power Limited (BLCP), which is developing a 1,434 MW coal-fired project at Map Ta Phut, Thailand, has reached the final stages of the financing arrangements for the project. Reclamation of the project site is near completion and construction of a 2 x 717MW coal-fired power station will commence in the third quarter of 2003. Upon commencement of commercial operation of the two units, which is expected to occur in 2006 and 2007 respectively, all power generated is to be supplied to the Electricity Generating Authority of Thailand under a 25-year power purchase agreement.

CLP is concentrating on building meaningful and sustainable businesses in those countries in which we already have an established presence.

Our People

With the addition of 359 employees of Yallourn Energy and GPEC, as a result of these companies being consolidated into the Group, we had a total of 4,694 employees (2002: 4,205) on 30 June 2003. Of these, 3,895 (2002: 3,747) were employed by our Scheme of Control business in Hong Kong. Total remuneration for the six months ended 30 June 2003 was HK$1,117 million (2002: HK$1,049 million), including retirement benefit costs of HK$85 million.

Financial Results

The interim results cover the six-month period from 1 January 2003 to 30 June 2003. The interim accounts are unaudited but have been reviewed by the auditors. Comparative figures for the corresponding six-month period are included. These interim results incorporate two significant changes from the corresponding period in 2002 and from the financial year ended 31 December 2002:

•	The consolidation of Yallourn Energy and GPEC into these interim results as a result of their reclassification as subsidiaries of CLP Holdings following the acquisition of Powergen’s remaining shares in these two companies in the first half of 2003.

•	The adoption of Hong Kong Statement of Standard Accounting Practice (SSAP) No. 12 (Revised) “Income Taxes”, which became effective from 1 January 2003.

Condensed Consolidated Profit and Loss Account

	(Unaudited)
	6 months ended 30 June

				Increase/
	Note	2003	2002	(Decrease)

		HK$M	HK$M	%
			(Restated)
Turnover	2	11,871	11,804	0.6
		- - - - - -	- - - - - -
Expenses
Purchases of electricity		7,112	7,093
Staff expenses		525	480
Fuel and other net operating costs		643	499
Depreciation		1,005	842

		9,285	8,914
		- - - - - -	- - - - - -
Operating profit	2	2,586	2,890
Finance costs		(223)	(88)
Finance income		35	11
Hok Un redevelopment profit	3	63	163
Share of profits less losses of jointly controlled entities		1,711	1,495
Share of profits less losses of associated companies		53	84

Profit before taxation		4,225	4,555
Taxation	4	(728)	(684)

Profit after taxation		3,497	3,871
Transfers under Scheme of Control from / (to)
Development Fund		263	(336)
Special provision account		102	54
Rate reduction reserve		(148)	(158)
		217	(440)

Earnings
Scheme of Control earnings		3,045	2,829	7.6
Non-Scheme of Control operating earnings		710	568	25.0
Unallocated net finance costs		(33)	(41)
Unallocated Group expenses		(59)	(59)
Total operating earnings		3,663	3,297	11.1
Hok Un redevelopment profit	3	51	134

Total earnings	5	3,714	3,431	8.2

				Increase/
	Note	2003	2002	(Decrease)

		HK$M	HK$M	%
Dividends
First interim paid		987	915
Second interim		987	915

		1,974	1,830	7.9

Earnings per share, HK$	6
Including Hok Un redevelopment		1.54	1.42	8.2
Excluding Hok Un redevelopment		1.52	1.37	11.1
Dividends per share, HK$	7
First interim paid		0.41	0.38
Second interim		0.41	0.38

Total interim dividends		0.82	0.76	7.9

Scheme of Control Electricity sold, kWh millions
Kowloon and New Territories		12,481	12,499	(0.1)
Including sales to Chinese mainland		13,634	13,696	(0.5)

Notes:

(1)	The accounting policies used in the preparation of the unaudited condensed interim accounts were consistent with those set out in the Annual Report 2002 except that the Group has changed its accounting policy for taxation following the adoption of SSAP No. 12 (Revised) “Income Taxes” issued by the Hong Kong Society of Accountants which became effective from 1 January 2003.

(A)	Deferred Taxation
Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantially enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Previously, the Group accounted for deferred tax in the Scheme of Control business on a full provision basis in respect of timing differences attributable to accelerated depreciation at the taxation rate in force in the year in which the difference arose. In the non-Scheme of Control businesses, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future.

The adoption of the new SSAP No. 12 (Revised) represents a change in accounting policy which has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy.

The main effects of the adoption of the new SSAP No. 12 (Revised) on the Group arise from revaluation of assets on acquisition, withholding taxation on retained earnings of overseas investments, and losses carried forward.

The deferred tax liabilities at 31 December 2002 have been reduced by HK$111 million (2001: HK$112 million) with corresponding adjustments to i) increase the share of net asset value of jointly controlled entities by HK$557 million (2001: HK$427 million), ii) reduce positive goodwill and create negative goodwill on jointly controlled entities by HK$56 million and HK$396 million, respectively, (2001: increase HK$9 million and create HK$369 million), iii) increase other payables by HK$115 million (2001: HK$115 million) and iv) increase retained earnings by HK$101 million (2001: HK$64 million). The impact of the SSAP No. 12 (Revised) on the profit and loss account for the period ended 30 June 2003 has been a reduction in reported net profit of HK$50 million.

(B)	Consolidation of Yallourn Energy and GPEC
Pursuant to an agreement entered into with Powergen UK plc in November 2002 to acquire all of its remaining interests in BLCP in Thailand, Yallourn Energy in Australia and GPEC in India, the acquisitions of these additional interests were completed on 10 January 2003, 16 April 2003 and 11 June 2003 respectively. After these acquisitions, the Group owns 50% of BLCP, 92% of Yallourn Energy and 100% of GPEC. While BLCP remains as a jointly controlled entity, Yallourn Energy and GPEC are reclassified as subsidiary companies of the Group instead of jointly controlled entities, effective from the date when the additional interest acquisition was completed and the Group assumed control of them.

(2)	Turnover represents sale of electricity, other electricity-related revenue, property income, supply and maintenance services. Sale of electricity is based on either actual and accrued consumption derived from meters read or amounts billed in accordance with the terms of the contractual agreements where applicable during the period. Other revenue is recognised when services are rendered or sales are completed.

An analysis of the Group’s turnover, contribution to operating profit and profit before financing and taxation for the half-year by principal activities and geographical segments is as follows:

					Profit/(Loss) Before
			Operating		Financing and
	Turnover		Profit/(Loss)(A)		Taxation(B)

	2003	2002	2003	2002	2003	2002

	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
By principal activities
Scheme of Control business	11,333	11,692	2,609	3,118	3,436	3,901
Power projects outside Hong Kong	470	—	47	(91)	995	709
Other businesses	68	112	(11)	(78)	41	81
Unallocated Group expenses	—	—	(59)	(59)	(59)	(59)

	11,871	11,804	2,586	2,890	4,413	4,632

By geographical segments
Hong Kong	10,922	11,285	2,575	3,014	3,443	3,941
Chinese Mainland	479	518	(31)	(26)	641	511
Asia-Pacific Region	470	1	101	(39)	388	239
Unallocated items	—	—	(59)	(59)	(59)	(59)

	11,871	11,804	2,586	2,890	4,413	4,632

(A)	Operating Profit / (Loss) is stated before taking into account the Group’s share of the results of jointly controlled entities and associated companies.

(B)	Profit / (Loss) Before Financing and Taxation is stated after taking into account the Group’s share of the results of jointly controlled entities and associated companies.

(3)	During the period, the Group recorded its share of profit arising from the sale of remaining units of Laguna Verde, the former power station site at Hok Un, Kowloon.

(4)	The charge for taxation includes profits tax both within and outside Hong Kong on estimated assessable profits and deferred taxation arising from temporary differences attributable to various differences in accounting treatments and tax regulations. Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits. Taxes on profits assessable outside Hong Kong have been provided at the applicable tax rates.

	2003	2002

	HK$M	HK$M
Company and subsidiary companies
— Hong Kong
current	247	512
deferred	163	105
— outside Hong Kong
current	4	—
deferred	20	—

	434	617
	------	--------
Share of jointly controlled entities
— Hong Kong
current	143	130
deferred	(16)	(159)
— outside Hong Kong
current	125	69
deferred	30	16

	282	56
	------	--------
Share of associated companies
— outside Hong Kong
current	12	11
	------	--------
	728	684

5)	The contribution of each major activity to the Group earnings for the half-year is analysed as follows:

	6 months ended 30 June

					Increase/
	2003		2002		(decrease)

	HK$M	HK$M	HK$M	HK$M	%
Scheme of Control earnings		3,045		2,829	7.6
Non-Scheme of Control operating earnings
Income from power projects outside Hong Kong	706		618
Sales to the Chinese mainland	30		35
Other businesses	(26)	710	(85)	568	25.0

Unallocated net finance costs		(33)		(41)
Unallocated Group expenses		(59)		(59)

		3,663		3,297	11.1
Hok Un redevelopment profit		51		134

Group earnings attributable to shareholders		3,714		3,431	8.2

(6)	The 2003 earnings per share figures are based on the number of shares in issue of 2,408,245,900. The 2002 earnings per share figure are based on the weighted average number of shares in issue of 2,409,329,601.

(7)	The first and second interim dividends of HK$0.41 per share each are based on the existing 2,408,245,900 shares of HK$5.00 each in issue (2002: two interim dividends of HK$0.38 per share each).

Balance Sheet Items

The consolidation of Yallourn Energy and GPEC has significant impact on a number of the Group’s balance sheet items, such as fixed assets, accounts receivable, and total borrowings. The following are the descriptions of changes to these accounts at 30 June 2003 as compared with 31 December 2002:

The consolidation of Yallourn Energy and GPEC brought in fixed assets of HK$10,120 million and HK$3,318 million respectively. These additions, together with the increase in net fixed assets in the Hong Kong businesses of HK$1,305 million, resulted in the total fixed assets of the Group increasing by HK$14,743 million, some 40.3%, to HK$51,293 million during the period.

Trade and other receivables increased from HK$1,256 million to HK$4,870 million, of which HK$2,371 million was attributed to Yallourn Energy and GPEC.

Total borrowings increased from HK$9,297 million to HK$18,577 million, of which Yallourn Energy and GPEC accounted for HK$7,458 million.

Treasury Activities

As at 30 June 2003, the Group had liquid funds of HK$572 million. About 80% of these liquid funds were denominated in foreign currency mainly held by subsidiaries in Australia and India. The remainder was in Hong Kong dollars.

Financing facilities totalling HK$26.6 billion were available to the Group, including HK$9 billion for Yallourn Energy and GPEC. Out of the facilities available, HK$18.6 billion had been drawn down by the Group, out of which HK$7.5 billion was incurred by Yallourn Energy and GPEC. Financing facilities totalling HK$15.8 billion were available to Castle Peak Power Company Limited, out of which HK$11.1 billion were drawn.

The Group adopts a prudent approach to all our financial arrangements, while at the same time aiming to achieve cost efficient funding. In June 2003, CLP Power issued HK$500 million 4.45% fixed rate notes due 2013, through its wholly owned subsidiary, CLP Power Hong Kong Financing Limited. The issue was made under the Medium Term Note Programme set up by CLP Power Hong Kong Financing Limited in 2002. Under the Programme, notes in an aggregate amount of up to US$1.5 billion may be issued and will be unconditionally and irrevocably guaranteed by CLP Power. As at 30 June 2003, about HK$2,840 million notes have been issued under the Programme.

CORPORATE GOVERNANCE

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30 June 2003, in compliance with the Code of Best Practice contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SHARES

There was no purchase, sale or redemption of the Company’s listed shares by the Company or any of its subsidiaries during the six months ended 30 June 2003.

APPOINTMENT OF EXECUTIVE DIRECTOR

Dr. Lee Yui Bor, Group Director for Planning and Development of CLP Holdings, has been appointed as an executive director of the Company, with effect from 4 August 2003.

INTERIM DIVIDEND

To rank for the second interim dividend of HK$0.41 per share, all transfers should be lodged with the Company’s Registrars, Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, for registration not later than 4:00 p.m. on Monday, 1 September 2003.

All the information required by paragraphs 46(1) to 46(6) inclusive of Appendix 16 of the Listing Rules will be published on the Company’s website at www.clpgroup.com and the website of the Stock
Exchange of Hong Kong on 18 August 2003. The Interim Report containing financial statements and notes to the accounts will be despatched to shareholders on 29 August 2003.